Exhibit 99.1

Namib Minerals and Hennessy Capital Investment Corp. VI Announce Closing of Business Combination

- Namib Expected to Trade Under Ticker “NAMM” on Nasdaq on or About Friday, June 6, 2025, becoming the largest African company to go public through SPAC -
- Transaction strengthens Namib Minerals’ position as a leading gold and green minerals company in sub-Saharan Africa -

New York, New York, June 05, 2025 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib”), Greenstone Corporation (“Greenstone”), a subsidiary of Namib and an established African gold producer with an attractive portfolio of mining and exploration assets in Zimbabwe and the Democratic Republic of Congo (“DRC”), and Hennessy Capital Investment Corp. VI (“HCVI”) (OTC: HCVI, HCVIU, HCVIW), a special purpose acquisition company, today announced the completion of their business combination (the “Business Combination”). The Business Combination was approved by HCVI stockholders at a special meeting held on May 6, 2025. Namib’s ordinary shares and warrants are expected to commence trading on the Nasdaq Stock Market under the ticker symbols “NAMM” and “NAMMW,” respectively, on or about June 6, 2025.

Ibrahima Tall, Chief Executive Officer of Namib said, “Today is an important milestone in Namib Minerals’ journey. Becoming a publicly listed company positions us to accelerate development across our portfolio and deepen our role in the future of African mining. We are excited to continue the momentum as we advance our mining platform, create lasting value for our stakeholders, and shape Africa’s future with gold and green minerals, marking a new era of resource discovery.”

Namib’s historical track record of owning and operating gold mines spans over two decades, and its strategic footprint consists of one producing gold mine and two historically producing gold mines that Namib is currently positioning to restart operations. Namib’s How Mine is an established, high-grade, underground gold mine with a strong track record of operations having produced an aggregate of approximately 1.82Moz of gold from 1941 through December 31, 2024. How Mine also has a history of consistently operating within budget with one of the lowest production cost profiles amongst its publicly reporting peers. Namib’s other principal assets, Mazowe Mine and Redwing Mine, are historically producing gold mines with significant mineral resources. These assets provide Namib with an identified pathway to operate as a multi-asset gold producer in Africa, as preparatory work is currently underway to restart operations at both mines. In the DRC, an established mining jurisdiction for these metals, Namib has an interest in 13 exploration permits, which includes six initial drilling holes with identified copper and cobalt potential.

Daniel J. Hennessy, the Chairman & Chief Executive Officer of HCVI said, “We are excited to see this merger successfully realized and congratulate Namib on this milestone. As a public company, Namib is well-positioned to further expand its mining assets and explore strategic investments to complete its growth plans and create significant and sustained value for all stakeholders.”

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, is serving as exclusive financial advisor and lead capital markets advisor, Greenberg Traurig, LLP is serving as U.S. legal advisor, Appleby (Cayman) Ltd. is serving as Cayman Islands’ legal advisor, and Alliance Advisors Investor Relations is serving as investor relations advisor to Namib. Jett Capital Advisors, LLC is serving as exclusive financial advisor, and Sidley Austin LLP is serving as legal advisor to HCVI.

About Namib Minerals

Namib is a gold producer, developer and explorer with operations focused in Zimbabwe. Namib and its subsidiaries (including Greenstone) are a significant player in Zimbabwe’s mining industry, driving sustainable growth and innovation across the sector. Currently the Namib group operates an underground mine in Zimbabwe, with additional exploration assets in Zimbabwe and the DRC. Namib operates using conventional mining, as well as modern processes and is seeking alternative areas of growth. For additional information, please visit namibminerals.com.

About Hennessy Capital Investment Corp. VI

Hennessy Capital Investment Corp. VI is a special purpose acquisition company (SPAC). HCVI was formed by Daniel J. Hennessy for the purpose of acquiring, and introducing to the public markets, a strong and competitive company operating in the industrial sector. For additional information, please visit hennessycapitalgroup.com

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release, including statements regarding HCVI’s, Greenstone’s, or Namib Minerals’ future financial position, results of operations, business strategy, and plans and objectives of their respective management teams for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, HCVI’s, Greenstone’s, Namib Minerals’ or their respective management teams’ expectations concerning the outlook for their or Namib Minerals’ business, productivity, plans, and goals for future operational improvements, growth and capital investments, operational and cost performance, future market conditions, economic performance and developments in the capital and credit markets, expected future financial performance, the restart of Greenstone’s Mazowe mine and Redwing mine and related expansion plans, capital expenditure plans and timeline, the development and goals of the prospective exploration licenses in the DRC, mineral reserve and resource estimates, production and other operating results, productivity improvements, expected additional funding, growth prospects and outlook of Namib Minerals’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Greenstone’ exploration and production projects, as well as any information concerning possible or assumed future results of operations of Namib Minerals. Forward-looking statements also include statements regarding the expected benefits of the Business Combination. The forward-looking statements are based on the current expectations of the respective management teams of Greenstone and HCVI, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) market risks, including the price of gold; (ii) the effect of the announcement or consummation of the Business Combination on Greenstone’s business relationships, performance, and business generally; (iii) the outcome of any legal proceedings that may be instituted against Greenstone, Namib Minerals or HCVI related to the Business Combination; (iv) the failure to realize the anticipated benefits of the Business Combination; (v) the inability to maintain the listing of Namib Minerals’ securities on Nasdaq; (vi) the inability to remediate the identified material weaknesses in Greenstone’s internal control over financial reporting, which, if not corrected, could adversely affect the reliability of Greenstone’s and Namib Minerals’ financial reporting; (vii) the risk that the price of Namib Minerals’ securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Namib Minerals plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (viii) the inability to implement business plans, forecasts, and other expectations, identify and realize additional opportunities, and manage growth and expanding operations; (ix) the risk that Greenstone may not be able to successfully develop its assets, including expanding the How mine, restarting and expanding its other mines in Zimbabwe or developing its exploration permits in the DRC; (x) the risk that Namib Minerals will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xi) political and social risks of operating in Zimbabwe and the DRC; (xii) the operational hazards and risks that Greenstone faces; and (xiii) potential volatile and sporadic trading of Namib’s securities. The foregoing list is not exhaustive, and there may be additional risks that neither HCVI nor Greenstone presently know or that HCVI and Greenstone currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) initially filed on December 6, 2024, and the definitive proxy statement / prospectus contained therein, in each case, under the heading “Risk Factors,” and other documents of HCVI or Namib filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”). Namib, Greenstone and HCVI caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this press release speak only as of the date of this press release. None of Greenstone, HCVI, or Namib undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Greenstone, HCVI, or Namib will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, from subsequent events and developments, in HCVI’s or Namib’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

Contacts:

Greenstone Corporation/Namib Minerals:
info@namibminerals.com

Investor Relations:
Caroline Sawamoto
NamibIR@allianceadvisors.com